UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2005

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On March 14, 2005, Irwin Financial Corporation announced that its subsidiary, Irwin Mortgage Corporation, is divesting selected origination operations, as described in the news release attached as Exhibit 99. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99	Press Release issued March 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: March 14, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

CONTACT:

Irwin Mortgage Corporation   **Irwin Financial Corporation**
Jennifer Gasiorek   Suzie Singer
Corporate Communications   Corporate Communications
317-537-3178   812-376-1917

IRWIN MORTGAGE CORPORATION
TO DIVEST SELECTED ORIGINATION OPERATIONS

- Signs Definitive Agreements to Sell a Portion of its Traditional Retail, and All of its Net Branch and Credit Union Lending Operations
- Intends to Expand Wholesale, Correspondent and Consumer Direct Lending and Sharpen Focus on Traditional Retail Lending

COLUMBUS, Indiana - March 14, 2005 -- Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, home equity lending and small business lending, today announced that its subsidiary, Irwin Mortgage Corporation (IMC), has signed two definitive agreements to divest a portion of its traditional retail, and all of its net branch and credit union lending operations. The affected operations represent less than 20 percent of IMC's total 2004 originations. Going forward, IMC will concentrate on the growth of its most profitable channels in wholesale, correspondent, and consumer direct lending while sharpening its focus in traditional retail lending to serve low- to moderate-income homebuyers and emerging market customers. In total, IMC agreed to sell 40 of its retail and retail/net branches, mostly in coastal states, and its entire credit union lending operation.

American Home Mortgage Corp., a wholly-owned subsidiary of American Home Mortgage Investment Corp. (NYSE: AHM) will be acquiring 23 of the retail and retail/net branches and the Concord, CA loan operations center as well as IMC's credit union channel. In a separate transaction, IMC also agreed to sell the balance of the branches and its Carson, CA loan operations center to Pinnacle Financial Corporation. Under the terms of both agreements, Pinnacle Financial and American Home Mortgage intend to offer employment to IMC employees currently at the acquired office locations. Both transactions are expected to close by early April 2005.

Not included in these transactions are 21 traditional retail branches, concentrated in the Midwest and East, that IMC intends to retain and continue to operate. As part of these transactions, IMC expects to reduce personnel at its headquarters by approximately 100 managerial and staff positions.

Commenting on the divestiture, Will Miller, Chairman and CEO of Irwin Financial Corporation, said, "By shedding non-strategic assets, Irwin Mortgage will be able to devote all of its resources to developing its more profitable, faster growing channels and improving the performance of its retail production channel, better positioning IMC to support the strategic growth and balanced mix of businesses of Irwin Financial. We are optimistic about IMC's success in building on the company's core strengths of customer focus and superior service and believe the future remains bright for IMC."

"These transactions will allow us to concentrate our resources on building on our success in wholesale, correspondent, and consumer direct lending," said Robert H. Griffith, President and CEO of Irwin Mortgage Corporation. "By divesting of assets that we have concluded are non-strategic, we can now focus on sharpening our approach to traditional retail lending," said Griffith. "Building on the strengths of these four operations will help us to enhance top line performance over the long term, focus our attention and resources on capturing market opportunities, and respond even more quickly to industry changes."

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company, with a history tracing to 1871. The Corporation, through its principal lines of business -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, and Irwin Commercial Finance -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Irwin Mortgage

Irwin Mortgage Corporation is a national mortgage lender and loan servicer, focusing on serving customers who require expertise and specialized services in financing or refinancing their homes. Headquartered in Indianapolis, Indiana, Irwin Mortgage is a subsidiary of Irwin Financial Corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements that are based on management's expectations, estimates, forecasts, projections and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "expects," "will," "believe," "intends," "optimistic," and similar expressions are intended to identify forward-looking statements. Statements of our plans, initiatives, expectations, objectives, strategies, estimates, expected results, beliefs, and similar expressions identify forward-looking information. These statements are not guarantees of future performance or events and the accomplishment of our plans involve certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discuss in this release. For an explanation of various factors that may affect our future results, we refer you to Management's Discussion and Analysis (MD&A) from our Report on Form 10-K for the year ended 2004. The Corporation undertakes no obligation to update publicly any of these statements in light of future events. Actual future results may differ materially from what is reflected in forward-looking statements due to a variety of factors including possible difficulties completing the transactions contemplated in this announcement.